EXHIBIT 99.1

SIGNIFICANT SUBSIDIARIES

Financial Statements

Tejon Dermody LLC

December 31, 2007

with Report of Independent Auditors

Table of Contents

Report of Independent Auditors	91

Balance Sheets
December 31, 2007 and 2006 (unaudited)	92
Statements of Operations
Years Ended December 31, 2007, 2006 (unaudited), and 2005	93
Statements of Members’ Equity (Deficit)
Years Ended December 31, 2007, 2006 (unaudited) and 2005	94
Statements of Cash Flows
Years Ended December 31, 2007, 2006 (unaudited) and 2005	95

Notes to Financial Statements	96

Report of Independent Auditors

To the Members of

Tejon Dermody Industrial, LLC

We have audited the accompanying balance sheet of Tejon Dermody Industrial, LLC (the Company) as of December 31, 2007 and the related statements of operations, members’ equity (deficit) and cash flows for the years ended December 31, 2007 and December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejon Dermody Industrial, LLC at December 31, 2007 and the results of its operations and its cash flows for the years ended December 31, 2007 and December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements for 2006 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ Ernst & Young LLP

Los Angeles, California

February 27, 2008

Tejon Dermody Industrial, LLC

Balance Sheets

	December 31
	2007	2006 (unaudited)
Assets
Cash	$57,329	$64,120
Accounts receivable	88,306	368,840
Prepaid expenses	—	1,844
Property, building and improvements, net	—	12,285,277
Other assets, net	—	427,042

Total assets	$145,635	$13,147,123

Liabilities and members’ deficit
Liabilities:
Accounts payable and accrued expenses	$13,155	$73,410
Notes payable to members	—	280,000
Notes payable—construction loan	—	14,533,553

Total liabilities	13,155	14,886,963

Members’ deficit	132,480	(1,739,840)

Total liabilities and members’ deficit	$145,635	$13,147,123

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Operations

	Year ended December 31
	2007	2006 (unaudited)	2005
Revenues from discontinued operations
Rental and other operating income	$1,343,491	$2,200,850	$1,135,389
Interest income	5,214	—	—
Other income	277,712	—	65,450

Total revenues	1,626,417	2,200,850	1,200,839

Expenses from discontinued operations
Operating expenses	449,409	730,484	653,067
Interest expense	544,600	1,036,647	803,524
Depreciation expense	222,522	441,686	409,417
Amortization expense	64,576	134,761	62,485
Other expenses	34,563	43,738	257,734

Total expenses	1,315,670	2,387,316	2,186,227

Income (loss) from discontinued operations	310,747	(186,466)	(985,388)

Gain on sale of assets	17,113,760	—	—

Net income (loss)	$17,424,507	$(186,466)	$(985,388)

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Members’ Equity (Deficit)

	Tejon Industrial Corporation	Dermody Properties	Total
Balance at December 31, 2005	$(776,687)	$(776,687)	$(1,553,374)
Net loss (unaudited)	(93,233)	(93,233)	(186,466)

Balance at December 31, 2006 (unaudited)	(869,920)	(869,920)	(1,739,840)
Net income	8,712,254	8,712,254	17,424,508
Distributions to members	(7,776,094)	(7,776,094)	(15,552,188)

Balance at December 31, 2007	$66,240	$66,240	$132,480

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Cash Flows

	Year ended December 31
	2007	2006	2005
		(unaudited)
Operating activities
Net income/(loss)	$17,424,507	$(186,466)	$(985,388)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation and amortization	287,098	576,447	471,902
Abandoned project	—	—	234,676
Straight line rent	20,031	(111,188)	—
Changes in operating assets and liabilities
Accounts receivable	(30,439)	(57,867)	—
Prepaid expenses and other assets	36,801	(185,017)	(503,417)
Accounts payable and accrued expenses	(60,255)	(47,749)	(35,997)

Net cash provided by (used in) operating activities	17,677,743	(11,840)	(818,224)

Investing activities
Property, building and improvements expenditures, net of reimbursements	—	(300,542)	79,441
Gain on sale of assets	(17,113,760)	—	—

Net cash provided by (used in) investing activities	—	(300,542)	79,441

Financing activities
Repayment of construction loan	(14,533,553)	(151,440)	—
Proceeds from construction loan	—	2,664,098	—
Proceeds from notes payable to members	200,000	200,000	750,000
Repayment of notes payable to members	(480,000)	(2,470,000)	—
Proceeds from sales of real estate	29,794,967	—	—
Distributions to members	(15,552,188)	—	—

Net cash provided by (used in) financing activities	(17,684,534)	242,658	750,000

Net increase (decrease) in cash	(6,791)	(69,724)	11,217
Cash at beginning of the year	64,120	133,844	122,627

Cash at end of the year	$57,329	$64,120	$133,844

Supplemental Cash Flow Information
Interest paid	$549,761	$1,031,485	$954,210

See accompanying notes.

TEJON DERMODY INDUSTRIAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.	Organization and Business

Tejon Dermody Industrial, LLC (the “Company”), a Delaware limited liability company, was established on January 19, 2001 with Dermody Properties, a Nevada corporation and Tejon Industrial Corporation, a California corporation, as members. Each member has a 50% share of ownership and profits or losses. The Company was formed for the purpose of acquiring, developing, leasing and operating real properties. During 2001, the Company completed the construction of a 651,000 square foot industrial building located in the Tejon Industrial Complex which it leased to tenants. This asset was sold in July 2007. As a result of the sale of this asset, the Company is winding up its operations, and is expected to dissolve in 2008.

2.	Summary of Significant Accounting Policies

Discontinued Operations

As the Company’s operations related primarily to the industrial building described in Note 1, the Company has reported the results of operations, including the gain on sale of assets, as discontinued operations for all periods presented.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses. Actual results could vary from those estimates and such differences may be material to the financial statements.

Property, Building and Improvements

Property, building and improvements are stated at the lower of cost less accumulated depreciation or estimated fair value, as appropriate. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated fair value, the Company recognizes an impairment loss equal to the difference between its carrying amount and its future undiscounted cash flow. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For depreciable assets, the new cost is depreciated over the asset’s remaining useful life. Generally, fair value is estimated using discounted cash flows, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would have affected the recorded amount of an asset. As of December 31, 2007 the Company had no property or buildings on its balance sheet due to the sale of assets in July 2007. As of December 31, 2006 the assets’ carrying values did not exceed their estimated fair values based on impairment analyses performed as of that date.

Maintenance and repair costs are charged to operating expenses as incurred, while significant improvements, replacements and major renovations are capitalized.

Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives of 30 years while tenant improvements are depreciated over the lesser of 15 years or the life of the related lease. Depreciation expense totaled $222,522, $441,686 (unaudited), and $409,417, during the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred Charges

Costs associated with leasing of buildings are capitalized to other assets and amortized using the straight-line method over the term of the related lease. These deferred charges are fully expensed in any period in which a tenant defaults on a lease. All remaining capitalized lease cost were fully amortized when the industrial building was sold in July 2007. At December 31, 2006 other assets included unamortized lease commissions of $296,670 (unaudited) and unamortized lease acquisition fees of $12,335 (unaudited).

Loan fees are capitalized and amortized over the term of the loan. Any remaining fees are fully amortized at the time a loan is repaid. The construction loan was repaid in July 2007 from proceeds from the sale of the industrial building. There were no unamortized loan fees as of December 31, 2007, and at December 31, 2006 unamortized loan fees totaling $83,080 (unaudited) were included in other assets.

Revenue Recognition

Rental revenue is recognized on a straight-line basis based on the terms of the underlying lease agreements. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

During 2007, rental revenues were from two tenants, and during 2006 rental revenues were from three tenants (unaudited). During 2005 rental revenues were from three tenants, two of which had long term leases and one of which was a temporary month to month lease. One of these tenants accounted for 66% of 2005 revenues.

Gain on Sales of Real Estate

In recognizing revenue from land sales, the Company follows the provisions in SFAS No. 66, “Accounting for Sales of Real Estate,” to record these sales. SFAS No. 66 provides specific sales recognition criteria to determine when land sales revenue can be recorded. For example, SFAS No. 66 requires a commercial property sale to be consummated with a sufficient down payment of at least 10% to 20% of the sales price depending upon the type and timeframe for development of the property sold, and that any receivable from the sale cannot be subject to future subordination. In addition, the seller cannot retain any material continuing involvement in the property sold, or be required to develop the property in the future or construct facilities or off-site improvements.

Income Taxes

No provision has been made in the accompanying financial statements for federal or state income taxes because the Company is treated as a partnership for tax purposes and the results of operations are included in the tax returns of its members.

3.	Notes Payable – Construction Loan

At December 31, 2007, the Company had no outstanding loan balances due as the loan was fully paid in July 2007 with proceeds from the sale of the industrial building. At December 31, 2006, the Company had $14,533,553 (unaudited) outstanding under a construction loan agreement with Bank of America. The loan was collateralized by real estate assets owned by the Company and was guaranteed by the Company’s members. The loan bore interest at a variable rate based on the LIBOR rate (6.7 % at December 31, 2006) (unaudited).

Interest Expense

The Company did not capitalize any interest costs in 2007, 2006 (unaudited), or 2005.

4.	Notes Payable to Members

There were no amounts due to members at December 31, 2007. At December 31, 2006, the Company had outstanding $280,000 (unaudited) in notes payable to members. The notes were not collateralized, included interest at the rate of prime plus 2% (8.25% at December 31, 2006) (unaudited) and were payable on demand. Interest expense on these notes totaled $29,301, $206,420 (unaudited), and $173,957 for the years ended December 31, 2007, 2006, and 2005 respectively. As of December 31, 2007, there was no interest outstanding to members on any note, and as of December 31, 2006 there was $5,162 (unaudited) outstanding, which is included in accounts payable and accrued expenses.

5.	Property, Building and Improvements, Net

Property, building and improvements, net, consisted of the following at December 31 2006 (unaudited):

2006
Land	$1,478,862
Building	11,975,742
Building and tenant improvements	863,413

14,318,017
Less accumulated depreciation	(2,032,740)

Property, building and improvements, net	$12,285,277

During 2007, the Company sold its land and capitalized building costs to ProLogis as part of a larger bulk purchase of properties by ProLogis from DP Industrial Inc. The Company received net cash of

$29,794,967 from the sale of its industrial building which resulted in a pretax gain of $17,113,760 to the Company.

6.	Operating Leases

At December 31, 2007, the Company is not a party to any operating leases as a result of the sale of its industrial building. In 2005 the Company executed leases for its 651,000 square foot building to three tenants for periods ranging from month to month agreements up to five year terms. The cost of the land and the building that was leased under these agreements was $14,318,017 and the related accumulated depreciation at December 31, 2006 was $2,032,740 (unaudited).

7.	Related Party Transactions

There are no related party accounts payable or accrued expenses at December 31, 2007. Included in accounts payable and accrued expenses at December 31, 2006 were $2,881 (unaudited) of advances received from members for operating expenses.

During 2007 Tejon Industrial Corporation paid Tejon Dermody LLC for architectural drawings which had been written off as abandoned in 2005. The amount paid represented the original cost of the drawings to Tejon Dermody LLC. This amount is reflected as other income in the 2007 Statement of Operations.

8.	Contingencies

The Company is subject to various claims and litigation in the ordinary course of business. As of December 31, 2007 and 2006 (unaudited), no accruals for estimated losses on such matters were considered to be necessary.